Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN CYANAMID CO
filed 1994-03-31
CIK 4829

EXHIBIT 13

Financial Review
American Cyanamid Company and Subsidiaries


Operating Results
The company's consolidated net sales in 1993 were $4.28 billion, an increase of 2% from the restated $4.19 billion achieved in 1992. Net sales in 1992 were 10% higher than the restated $3.82 billion reported in 1991. The loss from continuing operations in 1993 was $163.7 million, compared to restated earnings of $349.6 million achieved in 1992, which were up 6% from the restated $328.8 million reported in 1991. The loss from continuing operations in 1993 was $1.82 per share, compared to restated earnings of $3.85 per share in 1992, which were up 9% from the restated $3.53 per share in 1991. The loss from continuing operations in 1993 includes one-time, after-tax charges of $378.4 million, or $4.21 per share, related to the Immunex acquisition and $133.4 million, or $1.48 per share, related to a global, companywide restructuring. See Note 3 to the Consolidated Financial Statements. The net loss for 1993 was $1,118.5 million compared to net earnings of $395.1 million in 1992, which were 10% above the $358.8 million in 1991. The net loss in 1993 was $12.44 per share compared to earnings of $4.35 per share in 1992, which were 13% higher than the $3.85 per share in 1991. The net loss in 1993 includes a $622.2 million, or $6.92 per share, net loss from discontinued operations, one-time, after-tax charges of $378.4 million, or $4.21 per share, related to the Immunex acquisition and $133.4 million, or $1.48 per share, related to a global, companywide restructuring, and a $332.6 million, or $3.70 per share, after-tax charge for the cumulative effect of accounting changes. See Notes 2, 3, 9 and 12, respectively, to the Consolidated Financial Statements.

Common Stock and Dividends Paid

Reported high and low market prices on the New York Stock Exchange Composite Listing and cash dividends paid per share of common stock by quarter for 1993 and 1992 were:


                                                1993                             1992

                                    Market Price        Dividends     Market Price      Dividends
           Quarter                  High      Low         Paid        High      Low       Paid
      First....................   $58 1/4    $46        $ .4125     $66 3/8    $56 1/4  $ .3750
      Second...................    54 1/4     49 1/4      .4375      64 3/4     53        .4125
      Third....................    56 3/8     46 1/2      .4375      62 5/8     54 1/4    .4125
      Fourth...................    59 1/4     49 3/8      .4375      59 1/4     52 1/8    .4125
                                                        $1.7250                         $1.6125

In the fourth quarter of 1993, the Board of Directors approved the spin-off of the company's chemicals business, Cytec Industries Inc. (Cytec), to shareholders through the distribution of all outstanding shares of Cytec common stock. The dividend was paid at the rate of one share of Cytec common stock for every seven shares of the company's common stock. The reduction in the company's shareholders' equity due to the Cytec dividend was approximately $.59 per share. See Note 2 to the Consolidated Financial Statements.
As of February 18, 1994, the most recent record date, there were 41,704 record holders of the company's common stock.
PAGE

Financial Review
American Cyanamid Company and Subsidiaries



Quarterly Results


   Quarterly results for 1993 and 1992 were as follows:

                                               (Millions of dollars except per share amounts)

                                                1993
                                                                   Per Share of Common Stock
                                Earnings                               Earnings
                                (Loss) From                   Net     (Loss) From     Net
             Net       Gross    Continuing  Discontinued    Earnings   Continuing   Earnings

Quarter(1)    Sales      Profit(2)  Operations(3)  Operations    (Loss)(3)(4)   Operations(3)  (Loss)(3)(4)

First.....$1,145.6   $  712.4   $ 115.0      $(216.1)     $  (433.7)     $ 1.28     $ (4.82)
Second.... 1,246.4      764.2    (235.0)         6.3         (228.7)      (2.61)      (2.54)
Third.....   899.4      557.0      49.6       (412.4)        (362.8)        .55       (4.04)
Fourth....   985.4      610.3     (93.3)           -          (93.3)      (1.04)      (1.04)
Total.....$4,276.8   $2,643.9   $(163.7)     $(622.2)     $(1,118.5)     $(1.82)    $(12.44)


                                               1992

First.....$1,104.4   $  700.7    $103.7        $11.1         $114.8       $1.14       $1.25
Second.... 1,201.5      756.3     134.2         13.3          147.5        1.47        1.62
Third.....   933.3      573.8      53.1          7.8           60.9         .59         .68
Fourth....   954.6      595.2      58.6         13.3           71.9         .65         .80
Total.....$4,193.8   $2,626.0    $349.6        $45.5         $395.1       $3.85       $4.35

(1)The quarterly financial information has been revised to reflect discontinued operations separately.  See Note 2 to the Consolidated Financial Statements.

(2)Gross profit is derived by subtracting manufacturing cost of sales from net sales.

(3)Loss from continuing operations, net loss and related per share data in 1993 include one-time, after-tax charges of $378.4, or $4.21 per share, related to the Immunex acquisition in the second quarter and $133.4, or $1.48 per share, related to a global, companywide restructuring provision in the fourth quarter.  See Note 3 to the Consolidated Financial
Statements.

(4)Net loss and related per share data in 1993 include a one-time, after-tax charge of $332.6, or $3.70 per share, for the cumulative effect of accounting changes in the first quarter.
See Notes 9 and 12 to the Consolidated Financial Statements.

PAGE

Consolidated Statements of Operations
American Cyanamid Company and Subsidiaries
                                               (Millions of dollars except per share amounts)
                            Years ended December 31,            1993        1992           1991
Net sales...........................................         $ 4,276.8    $4,193.8       $3,820.5

Expenses:
  Manufacturing cost of sales.......................           1,632.9     1,567.8        1,472.5
  Selling and advertising...........................           1,306.8     1,290.3        1,138.3
  Research and development..........................             595.6       530.7          456.2
  Administrative and general........................             300.5       270.0          244.2
  Acquired in-process research and
    development (Note 3)............................             383.6           -              -
  Restructuring (Note 3)............................             207.9           -              -
                                                               4,427.3     3,658.8        3,311.2
Earnings (loss) from operations.....................            (150.5)      535.0          509.3
Interest and other income, net......................             100.7        76.6           52.8
                                                                 (49.8)      611.6          562.1
Interest expense....................................              62.4        58.8           53.8
Earnings (loss) before taxes on income..............            (112.2)      552.8          508.3
Taxes on income (Note 9)............................              42.6       195.6          163.0
Earnings (loss) before minority interests...........            (154.8)      357.2          345.3
Minority interests..................................              (8.9)       (7.6)         (16.5)
Earnings (loss) from continuing operations..........            (163.7)      349.6          328.8
Discontinued operations (Notes 2, 8, 9 and 12):
  Earnings (loss) from operations, net of taxes.....             (75.6)       45.5           30.0
  Loss on distribution, net of taxes of $44.2.......            (326.8)          -              -
  Cumulative effect of accounting changes,
    net of taxes of $144.9..........................            (219.8)          -              -
                                                                (622.2)       45.5           30.0
Earnings (loss) before cumulative effect of
  accounting changes................................            (785.9)      395.1          358.8
Cumulative effect of accounting changes
  (Notes 9 and 12)..................................            (332.6)          -              -
Net earnings (loss).................................         $(1,118.5)   $  395.1       $  358.8

Per share of common stock (Note 1):
Earnings (loss) from continuing operations .........         $   (1.82)   $   3.85       $   3.53
Earnings (loss) from discontinued operations........             (6.92)        .50            .32
Earnings (loss) before cumulative effect of
  accounting changes................................             (8.74)       4.35           3.85
Cumulative effect of accounting changes.............             (3.70)          -              -

Net earnings (loss).................................         $  (12.44)   $   4.35       $   3.85

Consolidated Statements of Earnings Employed in the Business
                                               (Millions of dollars except per share amounts)
                            Years ended December 31,            1993        1992           1991
Earnings employed in the business
  at beginning of year..............................         $ 2,767.2    $2,518.4       $2,295.9
  Net earnings (loss)...............................          (1,118.5)      395.1          358.8
  Cash dividends of $1.7250 per share in 1993,
    $1.6125 per share in 1992 and $1.4625 per share
    in 1991.........................................            (155.0)     (146.3)        (136.3)
  Distribution of Cytec Industries Inc. common
    shares (Note 2).................................             (45.5)          -              -
Earnings employed in the business
  at end of year....................................         $ 1,448.2    $2,767.2       $2,518.4

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
American Cyanamid Company and Subsidiaries

                                            (Millions of dollars except per share amounts)
Assets                                                December 31,          1993         1992
Current assets
  Cash and cash equivalents....................................       $  426.1     $  341.7
  Marketable securities and time deposits, at cost.............          101.7        125.9
  Accounts receivable, less allowance for doubtful accounts
    of $40.1 in 1993 and $33.8 in 1992.........................        1,120.1        959.1
  Inventories (Note 4).........................................        1,027.9        782.0
  Deferred tax assets..........................................          410.1            -
    Total current assets.......................................        3,085.9      2,208.7
Investments and advances.......................................          307.2        171.8
Plants, equipment and facilities, at cost (Note 5).............        3,106.0      2,709.9
  Less accumulated depreciation................................        1,335.7      1,146.8
    Net plant investment.......................................        1,770.3      1,563.1
Intangibles resulting from business acquisitions,
  net of accumulated amortization..............................          305.3        185.1
Deferred tax assets............................................          328.5            -
Other assets...................................................          260.2        309.0
Net assets held for distribution...............................              -        628.8
                                                                      $6,057.4     $5,066.5

Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and accrued expenses........................       $1,860.0     $1,078.4
  Short-term borrowings, including commercial paper of
    $366.2 in 1993 and $33.0 in 1992...........................          432.6         74.2
  Funded debt installments due within one year.................          182.9        191.5
  Income taxes.................................................          254.9         26.1
    Total current liabilities..................................        2,730.4      1,370.2
Funded debt (Note 6)...........................................          344.3        408.3
Deferred tax liabilities.......................................           27.6          6.8
Other noncurrent liabilities...................................        1,444.4        511.4
Minority interests.............................................          143.7         48.7
Shareholders' equity (Note 7)
  Common stock-par value $5 per share
    Authorized-200,000,000
    Issued-102,725,106 in 1993 and 102,719,665 in 1992.........          513.6        513.6
  Additional paid-in capital...................................           38.9         39.9
  Earnings employed in the business............................        1,448.2      2,767.2
  Accumulated translation and other adjustments................          (49.3)       (28.5)
  Treasury stock, at cost......................................         (584.4)      (571.1)
    Total shareholders' equity.................................        1,367.0      2,721.1
                                                                      $6,057.4     $5,066.5

Contingent Liabilities and Commitments (Notes 2, 3 and 8)



See accompanying Notes to Consolidated Financial Statements.

PAGE

Consolidated Statements of Cash Flows
American Cyanamid Company and Subsidiaries

                                                                         (Millions of dollars)
                                    Years Ended December 31,           1993       1992      1991

Cash flows provided by (used for) operating activities
Earnings (loss) from continuing operations..................         $(163.7)   $ 349.6    $ 328.8
Adjustments to reconcile earnings (loss) from continuing
  operations to net cash provided by operating activities:
  Acquired in-process research and development (Note 3).....           378.4          -          -
  Restructuring (Note 3)....................................           133.4          -          -
  Depreciation and amortization.............................           218.8      198.1      176.7
  Other, net................................................           (55.2)      36.9       28.4
  Changes in assets and liabilities, net of effects from
    acquisitions/dispositions of businesses:
    Accounts receivable.....................................          (112.2)    (131.6)      28.2
    Inventories.............................................           (76.2)    (111.4)      26.1
    Accounts payable and accrued expenses...................           272.1      113.0       14.1
    Income taxes............................................           115.4       15.5      (28.6)
    Other assets and liabilities............................           123.1       10.0      (56.7)
Net cash provided by operating activities
    of continuing operations................................           833.9      480.1      517.0
Net cash provided by operating activities
    of discontinued operations..............................            62.4      139.8      149.7
Net cash provided by operating activities...................           896.3      619.9      666.7
Cash flows provided by (used for) investing activities
Additions to plants, equipment and facilities...............          (305.5)    (311.1)    (300.2)
Acquisitions of businesses, net of cash acquired............          (554.5)         -       (2.3)
Additions to investments-principally marketable securities..          (467.1)    (517.0)    (167.9)
Reductions to investments-principally marketable securities.           588.9      378.0      192.1
Net investing activities of discontinued operations.........          (119.4)     (54.2)     (76.5)
Other, net..................................................            (4.1)      (3.2)       5.5
Net cash used for investing activities......................          (861.7)    (507.5)    (349.3)
Cash flows provided by (used for) financing activities
Change in short-term borrowings, net........................           353.7      (78.8)      13.3
Funded debt:
  Additions.................................................           209.5      291.3       32.2
  Reductions................................................          (285.5)     (59.7)     (92.2)
Purchases of treasury stock.................................           (22.3)    (105.1)    (152.0)
Cash dividends..............................................          (155.0)    (146.3)    (136.3)
Cash component of Cytec dividend...........................            (41.6)         -          -
Net financing activities of discontinued operations.........             (.5)        .7          -
Other, net..................................................             6.5        8.4       24.6
Net cash provided by (used for) financing activities........            64.8      (89.5)    (310.4)
Effect of exchange rate changes on cash.....................           (15.0)      (9.4)      (9.7)
Increase (decrease) in cash and cash equivalents............            84.4       13.5       (2.7)
Cash and cash equivalents, beginning of year................           341.7      328.2      330.9
Cash and cash equivalents, end of year......................         $ 426.1    $ 341.7    $ 328.2

See accompanying Notes to Consolidated Financial Statements.

PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


1.  Summary of Accounting Policies      (Millions of dollars except per share
amounts)
Consolidation--The consolidated financial statements include the accounts of American Cyanamid Company and all of its majority-owned subsidiaries (the company). The minority interests separately disclosed herein reflect third-party shareholder interests in majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Subsidiaries operating outside the United States and Canada are included on a fiscal year basis ending November 30.
Certain reclassifications have been made to the 1992 and 1991 consolidated financial statements to conform with the 1993 presentation.

Currency Translation--For most of the company's international operations, all elements of financial statements are translated into U.S. dollars using current exchange rates, with translation adjustments accumulated in shareholders' equity. For other international operations, certain financial statement amounts are translated at historical exchange rates with all other assets and liabilities translated at current exchange rates. The resultant translation adjustments for these international operations are recorded in results of operations. These international operations are generally in countries with hyperinflationary economies, principally in Latin America.

Depreciation and Amortization--Depreciation is provided primarily on a straight-line composite method over the estimated useful lives of various classes of assets. When such depreciable assets are sold or otherwise retired from service, their cost, less amounts realized on sale or salvage, is charged or credited to the accumulated depreciation account. The gain or loss on depreciable assets when sold as part of a discontinued business is recognized currently. Expenditures for maintenance and repairs are charged to current operating expenses. Additions and betterments to either provide necessary capacity, improve the efficiency of production units, modernize or replace older facilities or install equipment for protection of the environment are capitalized. Intangibles resulting from business acquisitions are carried at cost and amortized over a period of up to 40 years unless, in the opinion of management, their lives are limited, or they have sustained a permanent diminution in value, in which case they are either immediately charged to operations or amortized over lesser periods.

Cash and Cash Equivalents--Securities with maturities of three months or less when purchased are considered to be cash equivalents.

Financial Instruments--The carrying values of the company's financial instruments approximate their current market or estimated fair values, except marketable securities and investments and advances which are discussed in
Note 10 to the Consolidated Financial Statements. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents
The carrying amount approximates fair value due to the short-term maturity of these instruments.

Marketable securities and investments and advances
The fair value of marketable securities and investments and advances held for investment purposes are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and investments.

                                                                continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


1.  Summary of Accounting Policies (continued)
Short-term borrowings
The carrying amount approximates fair value due to the short-term maturity of these instruments.

Funded debt
The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the company for debt of the same remaining maturities.

Foreign currency contracts
The carrying amount approximates fair value as all forward foreign exchange contracts are revalued monthly based on current exchange rates, hedge known, firm future commitments and substantially all are less than six months in length.

Concentrations of Credit Risk--The company is engaged primarily in the manufacture and sale of a highly diversified line of medical and agricultural products throughout the world. The company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Inventories--Inventories are carried at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all inventories in the United States with all other inventories determined on the first-in, first-out (FIFO) or average methods.

Taxes on Income--Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." It requires an asset and liability approach for financial accounting and reporting for deferred income taxes. Prior to the adoption of SFAS No. 109, deferred income taxes were provided to recognize the effect of timing differences between financial statement and income tax accounting.

Postretirement Benefits--Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the accrual of retiree benefit costs over the active service period of employees to the date of full eligibility for these benefits. It was the company's practice to recognize the cost of these benefits as claims were paid prior to the adoption of SFAS No. 106.

Earnings Per Share--Earnings per share of common stock is based on the average number of shares outstanding during the year: 89,914,583 in 1993, 90,800,871 in 1992 and 93,206,651 in 1991. The stock options described in
Note 7 do not result in a material dilution of earnings per share.

2.  Discontinued Operations
On August 17, 1993, the company's Board of Directors approved a formal plan to effect the spin-off of Cytec Industries Inc. (Cytec), which encompassed substantially all of the company's chemicals businesses including plant food, to shareholders. On December 17, 1993, the Board of Directors declared a dividend payable to shareholders of record as of December 28, 1993, at the rate of one share of Cytec common stock for every seven shares of the company's common stock. The reduction in the company's shareholders' equity due to the Cytec dividend was approximately $52.9, or $.59 per share. On January 24, 1994, the Cytec common shares were distributed as a taxable
dividend to shareholders.   The company retained a $200.0 preferred stock
interest in Cytec. Such stock was issued in three series with varying rights, earns cumulative dividends of approximately $14.6 each year, and includes two continued

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


2.  Discontinued Operations (continued)

series with mandatory redemption in fifteen years, one of which may be converted into a maximum of 30% of Cytec's common stock. The third series contains various financial covenants designed to preserve Cytec's ability to discharge certain liabilities of Cyanamid which Cytec assumed upon the spin-off. At December 31, 1993, the preferred stock interest is included in investments and advances in the accompanying consolidated balance sheet.
In connection with the approval of the formal plan to effect the spin-off, operating results of the chemicals business have been accounted for as discontinued operations. Accordingly, the 1993 consolidated financial statements exclude amounts for discontinued operations from captions applicable to continuing operations. The 1992 and 1991 consolidated financial statements have been restated to conform with the 1993 presentation.
           In anticipation of the spin-off, in the third quarter the company reflected in its results of discontinued operations certain costs related to the disposition or termination of chemicals business operations not assumed by Cytec (primarily the elimination of accumulated translation adjustments); valuation allowances related to assets (primarily deferred tax assets) transferred to Cytec; and other spin-off costs which amounted, in the aggregate, to $326.8 on an after-tax basis.
           Based upon a comprehensive review of environmental matters completed during the third quarter, Cyanamid recorded a provision for remediation expense of $98.2, net of tax. This provision related to past or current chemicals business operations and was reflected in the operating results of discontinued operations.
           In conjunction with the spin-off, Cytec assumed substantially all liabilities and obligations related to the chemicals business and agreed to discharge and indemnify the company from future responsibility with regard to such liabilities. Included in the liabilities assumed by Cytec are all or a portion of the environmental liabilities related to the cleanup of 58 superfund sites, postretirement health care benefit obligations of current and future chemicals retirees, and pension obligations along with the related plan assets of active chemicals employees. The company retained the pension obligations and related plan assets of substantially all retired chemicals employees. The company also entered into an agreement with the Pension Benefit Guarantee Corporation (PBGC) to reassume responsibility for the active pension obligations and related plan assets or otherwise settle any underfunding, if the PBGC determines it necessary to terminate the Cytec pension plan and assume its liabilities because of a substantially increased risk of nonpayment. In the opinion of management, Cytec had, at the date of its spin-off from Cyanamid, adequate resources to discharge, in the ordinary course of its continuing operations, all of the assumed liabilities.
           Net sales of the chemicals business for the period ended
December 17, 1993, and the years ended December 31, 1992, and 1991 were $1,028.8, $1,073.7 and $1,165.7, respectively. Earnings (loss) from operations of such business for the period ended December 17, 1993, and the years ended December 31, 1992, and 1991, are net of taxes (benefit) of $(64.7), $16.0 and $19.8, respectively. The net assets held for distribution on December 31, 1992 consist primarily of accounts receivable, inventory, equity in associated companies, plants, equipment and facilities, accounts payable and accrued expenses and other noncurrent liabilities.


3.  Acquisitions and Restructuring

On June 1, 1993, shareholders of Immunex Corporation approved an agreement to create a new biopharmaceutical company by merging the company's North
American Lederle oncology business with Immunex Corporation.  The company
also                                                               continued

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


3. Acquisitions and Restructuring (continued) contributed $350.0 to the new company, which retained the Immunex name, and received 53.5% of the common stock of the new company while the Immunex shareholders retained the remaining 46.5%. The company is permitted to increase its ownership of Immunex to 70% through purchases of publicly held stock and is obligated to contribute additional cash or other consideration to the new company if specified minimum sales of products, as defined in the Agreement and Plan of Merger, are not achieved in any year through 1997. A payment for 1993 of approximately $7.0 will be made in 1994. The acquisition was reflected as a purchase in the accompanying consolidated financial statements.
  Incident to this acquisition, the company acquired the ongoing research and development activities of Immunex resulting in a one-time, pre-tax charge in 1993 of $383.6 related principally to the write-off of these in-process research and development costs. There was no significant tax benefit available on this charge. Accordingly, earnings from continuing operations and net earnings were reduced by $378.4, or $4.21 per share.
  In the third quarter of 1993, the company and The Shell Petroleum Company Limited signed an agreement pursuant to which the company later acquired substantially all assets and liabilities of the Shell Companies' crop protection businesses outside of North America. The acquisition involved all of the Shell Companies' crop protection products, rights to related intellectual property and all marketing activities. It also included a biosciences research center at Schwabenheim, Germany; a major formulations facility in Genay, France; and other formulations sites around the world.
The acquisition, reflected as a purchase in the accompanying consolidated balance sheet, was substantially complete by the end of 1993. The total purchase price will aggregate approximately $400.0 when all phases of the acquisition are finalized, plus royalty payments on future product sales.
           The accompanying consolidated statement of operations includes the results of Immunex, net of minority shareholder interests, from the date of the acquisition. There are no results of operations for the businesses acquired from Shell included herein. Sales of the Shell Companies' crop protection businesses outside of North America in 1993 were estimated to be approximately $600.0. Had both acquisitions been effected at the beginning of the year, the company's operating results on a pro forma basis would not have been materially different.
           In the fourth quarter of 1993, the company announced a global, companywide restructuring program, which is expected to be accomplished over three years. The restructuring includes a reduction in the company's workforce, primarily in the medical business, and other cost-cutting measures designed to meet increasingly competitive market conditions and government health care reform efforts in the United States and Europe. A charge of $207.9 for these costs was reflected in the company's operating results. The major components of this charge were $132.7 for severance and related outplacement costs to reduce the company's workforce; $22.1 to curtail and consolidate certain product lines; $17.6 to reduce the carrying value of certain assets affected by the restructuring to estimated realizable amounts; and $35.5 for other restructuring measures. After allowing for tax benefits of $74.5, the restructuring provision reduced earnings from continuing operations and net earnings by $133.4, or $1.48 per share.


PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


4.  Inventories

                                                       1993       1992
Finished goods.............................          $  599.3    $408.4
Work in progress...........................             250.4     246.2
Raw materials and supplies.................             276.8     209.7
                                                      1,126.5     864.3
Less reduction to LIFO cost................             (98.6)    (82.3)
                                                     $1,027.9    $782.0

At December 31, 1993, and 1992, LIFO inventories comprised approximately 51% and 62%, respectively, of consolidated inventories. It is not practicable to determine the major components of inventory under the dollar value LIFO inventory method.


5.  Plants, Equipment and Facilities


                                                       1993      1992
Land.......................................          $  136.1  $   68.8
Buildings..................................             879.4     743.7
Machinery and equipment....................           1,888.1   1,683.2
Construction in progress...................             202.4     214.2
                                                     $3,106.0  $2,709.9


6.  Funded Debt

Funded debt, excluding the current portion, is as follows:

                                                        1993      1992
Sinking fund debentures
  7.375% due 2001..........................            $ 40.0    $ 47.6
  8.375% due 2006..........................              63.9      71.9
Promissory note
  8.75% due 1995 to 1998...................                 -      55.5
  7.5%  due 1995 to 2000...................              16.4         -
Pollution control and industrial
  revenue bonds
  6.8% due 1995 to 2000....................              18.6      19.3
  6.5% due 1995 to 2006....................              19.7      20.6
  8.75% due 2013...........................              18.0      18.0
  5.5% to 8.75% due at various dates
    through 2020...........................              66.9      68.6
Eurosterling bonds
  9.61% due 1995 to 1997...................              38.0      63.8
  6.5%  due 1995...........................              19.0         -
Sundry obligations.........................              43.8      43.0
                                                       $344.3    $408.3

Annual maturities of funded debt for the four years subsequent to December 31, 1994, are as follows: 1995-$74.5; 1996-$33.4; 1997-$25.9 and 1998-$16.6.
  The 7.5% promissory note contains a provision to delay interest payments until 1995 resulting in an effective interest rate of 6.86%.



                                                        continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


6.  Funded Debt (continued)
           During 1993, a subsidiary of the company borrowed 113.0 million pounds sterling (approximately $167.7 million at December 31, 1993) with principal amortization commencing in February 1994 and ending in January 1995. The interest rate on this borrowing was approximately 6.5% at December 31, 1993. The new borrowing was used entirely to finance the repurchase of
113.0 million pounds sterling of previously issued fifteen-year Eurosterling bonds. This portion of the previously issued bonds was included in funded debt installments due within one year at December 31, 1992, due to certain collateral agreements with the purchaser which permitted reacquisition. This transaction did not change the company's overall borrowing position.


7.  Shareholders' Equity

Authorized Capital--Authorized capital includes 10,000,000 shares of preferred stock with a par value of $1 per share, none of which are outstanding, and 300,000 shares of which are reserved for issuance as Series A Junior Participating Preferred Stock in connection with the Stockholder Rights Plan described elsewhere in this note.

                                                              Common Stock       Treasury Stock
Common Stock and Treasury Stock:                          Shares      Amount    Shares     Amount
Balance at December 31, 1990......................      102,633,293   $513.2   9,220,230  $(353.1)
  Purchased.......................................                -        -   2,519,869   (152.0)
  Issued pursuant to stock option plans...........           85,966       .4    (590,591)    24.5
  Issued pursuant to incentive compensation plan..                -        -     (55,411)     2.3
Balance at December 31, 1991......................      102,719,259    513.6  11,094,097   (478.3)
  Purchased.......................................                -        -   1,813,663   (105.1)
  Issued pursuant to stock option plans...........              406        -    (232,053)    10.9
  Issued pursuant to incentive compensation plan..                -        -     (30,534)     1.4
Balance at December 31, 1992......................      102,719,665    513.6  12,645,173   (571.1)
  Purchased.......................................                -        -     433,150    (22.3)
  Issued pursuant to stock option plans...........            5,441        -    (176,142)     8.5
  Issued pursuant to incentive compensation plan..                -        -     (11,207)      .5
Balance at December 31, 1993......................      102,725,106   $513.6  12,890,974  $(584.4)

In 1990, the company's Board of Directors approved a share repurchase program. This program authorized the purchase of up to 12 million shares of the company's common stock. The company also is purchasing treasury shares over a period of time to fulfill its obligations under its stock option plans. Common stock excludes 194,208 issued shares held by a subsidiary.

Stock Options--Under the company's stock option plans, key employees may be granted ten-year options to purchase common stock at not less than 100% of market value on the date of grant. At December 31, 1993, 8,282,780 shares were reserved for stock options outstanding or available to be granted under various plans. The majority of options are exercisable in cumulative installments of one third of the number of shares commencing one year after date of grant and annually thereafter. In 1992, the company's shareholders approved a new stock option plan to make available 3,000,000 shares of common stock plus an additional annual increment of 1% of the issued shares, with the total number of shares available for the grant of stock options not to exceed 5,000,000 at any time.

As options are exercised, the difference between the proceeds and cost of treasury stock or par value of the company's common stock is recorded in additional paid-in capital.

                                                   continued

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


7.  Shareholders' Equity (continued)

Selected stock option data is as follows:
                                                   1993           1992            1991

   Options exercised during year:
     Number of shares...................           198,414        236,297          714,919
     Option price per share.............      $17.55-52.50   $13.50-58.25     $ 9.70-52.50
   Options outstanding at December 31:
     Number of shares...................         5,723,992      5,124,409        4,451,548
     Option price per share.............      $11.08-65.50   $11.08-65.50     $11.08-65.50
   Options exercisable at December 31...         3,888,246      3,233,245        2,593,216

Additional Paid-in Capital--Changes in 1993, 1992 and 1991 are attributable to the issuance of shares for stock options exercised net of related tax benefits of $.9, $1.1 and $5.0, respectively.

Accumulated Translation and Other Adjustments--Changes in accumulated translation and other adjustments are as follows:

                                                1993      1992       1991

By category:
  Translation adjustments............          $ 53.6    $38.8       $61.6
  Discontinued operations (Note 2)...           (40.5)       -           -
  Distribution of Cytec Industries
    Inc. common shares (Note 2)......             7.4        -           -
  Other, net.........................              .3      (.8)         .4
Charge to accumulated translation
  and other adjustments..............          $ 20.8    $38.0       $62.0

Stockholder Rights Plan--Pursuant to a distribution declared by the company's Board of Directors in March 1986, there is included with each outstanding share of Common Stock one half of a Right. The Rights are currently attached to the certificates representing Common Stock and will not be transferable apart from shares of Common Stock until a distribution of the Rights
(a Distribution) occurs. A Distribution will occur on the earlier of (i) ten days following the date of public announcement that any person, entity or group has acquired 20% or more of the outstanding shares of Common Stock or
(ii) ten days following commencement of a tender offer for 30% or more of the outstanding shares of Common Stock.
           Prior to Distribution, each full Right entitles the registered holder to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $200, subject to adjustment. After a Distribution has occurred, if, upon a merger in which the company is the surviving corporation, any person acquires 50% of the outstanding shares of Common Stock, or certain other events occur when there is a 20% holder of Common Stock, each holder of a full Right (other than Rights held by an acquiring person) will have the right to receive on exercise four shares of Common Stock at a price equal to 25% of the market price of the Common Stock. Upon the acquisition of the company or more than 50% of its assets, the holder of a full Right will have the right to receive upon exercise common stock of the acquiring party having a value of two times the exercise price of the Right. The Rights are redeemable at a price of $.02 per Right prior to the thirtieth day following an acquisition by any person or group of 20% of the outstanding shares of Common Stock and will expire in March 1996.
This description of the Plan is qualified and governed by the terms and conditions of the Rights Agreement, as amended.

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


8. Contingent Liabilities and Commitments

Rental expense under property and equipment leases was $45.5 in 1993, $45.2 in 1992 and $41.2 in 1991. Estimated future minimum rental expenses under property and equipment leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1993, are: 1994-$21.7; 1995-$13.3; 1996-$7.6; 1997-$4.8; 1998-$3.3, and later years-$13.5 in the aggregate. In general, the company accounts for leases as operating leases, which in all material respects complies with SFAS No. 13.
        To protect against fluctuations in foreign currencies related to specific transactions, the company enters into foreign exchange contracts for periods consistent with the underlying transaction exposures. Substantially all of these contracts mature within a six-month period. As of December 31, 1993, the company had contracted to purchase and sell $112.6 and $278.4, respectively, of primarily European currencies. The amounts at December 31, 1992, were $99.1 and $138.3, respectively.
Deductible amounts under the company's liability insurance coverage (particularly product and environmental liability) are such that the company must regard itself, for practical purposes, as self-insured with respect to most events. The company has a self-insurance program which provides reserves for costs based on past claims experience.
        The company is a party to numerous suits and claims arising out of the conduct of business, many of which involve very large damage claims, including claims for punitive damages. As of December 31, 1993, included among such suits were 21 involving personal injury or death allegedly occurring in connection with administration of the company's DTP (diphtheria-tetanus-pertussis) and oral polio vaccines. In 1990, the company's supplier of MAXZIDE triamterene/hydrochlorothiazide filed suit against the company alleging breach of a 1984 exclusive licensing agreement and seeking damages and rights to the MAXZIDE trademarks and trade dress owned by the company. After a trial on the merits in Federal District Court, a jury rejected the supplier's claims. Plaintiff's time to appeal has not expired. In 1991, a suit was filed against the company alleging patent infringement by the company in the sale of HIBTITER Haemophilus b conjugate vaccine in the United States and seeking damages. After trial on the merits, a district court held that the HIBTITER vaccine did not infringe the patent claims cited by the plaintiffs and that the cited claims were invalid. The Court of Appeals for the Federal Circuit on October 6, 1993, affirmed the District Court's holding that the cited patent claims were not infringed. Early in 1994, the company pleaded guilty to a record keeping misdeameanor and paid a small fine related to allegations that a company employee had manipulated data related to Cygro coccidiostat in combination with other products. The settlement does not cover the company employee. The Federal Trade Commission has subpoenaed information concerning (i) the company's opposition to a petition by another company to the FDA to reclassify sutures and a patent infringement lawsuit against that company, (ii) sales of childhood vaccines to governmental purchasers, and (iii) prices charged for certain agricultural products.
        As of December 31, 1993, the company was a party to, or otherwise involved in, legal proceedings directed at the cleanup of 39 Superfund sites. These sites exclude sites for which full liability was assumed by Cytec upon the spin-off but include certain sites for which there is shared responsibility between the company and Cytec. See Note 2 to the Consolidated Financial Statements. In many cases, future environmental related expenditures cannot be quantified with a reasonable degree of accuracy. The cost of cleanups for which the company remains primarily liable may be in excess of current environmental related accruals. It is the company's policy to accrue environmental cleanup costs if it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups

                                             continued

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


8. Contingent Liabilities and Commitments (continued)

proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. The liabilities can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required, and other actions by governmental agencies or private parties. The aggregate environmental related accruals were $187.3 and $120.4 at December 31, 1993, and 1992, respectively. All accruals have been recorded without giving effect to any possible future insurance proceeds. Various environmental matters are currently being litigated and potential insurance recoveries are unknown at this time. Cash expenditures often lag by a number of years the period in which an accrual is recorded.
        While it is not feasible to predict the outcome of all pending suits and claims, based on the most recent review by management of these matters, management is of the opinion that their ultimate disposition will not have a material adverse effect upon the consolidated financial position of the company.


9. Taxes on Income

Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes." It requires an asset and liability approach for financial accounting and reporting for deferred income taxes. The cumulative effect of this accounting change was a one-time gain of $13.0, or $.14 per share.
Prior year financial statements have not been restated to apply the provisions of SFAS No. 109. In conjunction with the spin-off of Cytec, the portion of the cumulative effect of this accounting change applicable to the chemicals business is reflected in discontinued operations. Accordingly, there were gains of $2.4, or $.02 per share, to continuing operations and $10.6, or $.12 per share, to discontinued operations.
        Taxes on income are based on earnings (loss) before taxes on income-continuing operations as follows:
                                                   1993        1992     1991
Domestic........................                   $(305.8)   $232.6   $235.0
Foreign.........................                     193.6     320.2    273.3
                                                   $(112.2)   $552.8   $508.3

The components of the provision (benefit) are:
                                                     1993      1992     1991
Current:
   Federal......................                   $ 136.6    $ 43.2   $ 25.5
   Foreign......................                      75.7     108.8     92.0
   Other........................                      34.0      12.8     11.7
                                                     246.3     164.8    129.2
Deferred:
   Federal......................                    (149.6)     23.9     28.8
   Foreign and other............                     (54.1)      6.9      5.0
                                                    (203.7)     30.8     33.8
Total taxes on income...........                   $  42.6    $195.6   $163.0

Domestic and foreign earnings before taxes on income-continuing operations include all income derived from continuing operations in the respective U.S. and foreign geographic areas, whereas provisions for taxes on income include all income taxes payable to U.S., foreign and other governments as applicable, regardless of the situs in which the taxable income is generated.

                                                           continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


9. Taxes on Income (continued)

The 1993 provision for income taxes attributable to continuing operations includes a benefit of approximately $16.1, or $.18 per share, related to the change in tax laws and rates included in the Omnibus Budget Reconciliation Act of 1993 (OBRA) signed into law on August 10, 1993. This benefit was due primarily to the remeasuring of the company's domestic net deferred tax assets in accordance with SFAS No. 109 to reflect an increase in the statutory tax rate. Deferred income taxes as of December 31, 1993, reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles. The temporary differences which give rise to deferred tax assets and liabilities as of December 31, 1993, are as follows:

           Accumulated depreciation                       $(90.5)
           Prepaid pension                                 (55.9)
           Other                                           (60.7)
             Gross deferred tax liabilities               (207.1)

           Operating accruals                              339.5
           Inventory                                       111.9
           Restructuring accruals                          139.8
           Environmental accruals                           77.2
           Postretirement obligations                      222.0
           Net operating loss carryforwards                 75.1
           Other                                            27.2
             Gross deferred tax assets                     992.7

             Deferred tax assets valuation allowance       (91.6)
                                                          $694.0

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The company has established valuation allowances primarily for net operating loss carryforwards and portions of other deferred tax assets of international operations, principally in Latin America. Based on the company's historical taxable income record, adjusted for significant nonrecurring items such as the gain on the sale of the businesses of the Shulton Group in 1990, management believes it is more likely than not that the company will realize the benefit of the net deferred tax assets existing at December 31, 1993. Further, management believes the existing net deductible temporary differences will reverse during periods in which the company generates net taxable income. There can be no assurance, however, that the company will generate taxable earnings or any specific level of continuing earnings in the future.
        During 1993, the deferred tax assets valuation allowance increased $57.7 due primarily to acquired Immunex net operating loss carryforwards.
        The financial reporting basis of investments in certain domestic and foreign subsidiaries exceeds their tax basis. In accordance with SFAS
No. 109, a deferred tax liability is not recorded for the excess because the investments are essentially permanent. A reversal of the company's plans to permanently invest in these operations would cause the excess to become taxable. On December 31, 1993, these temporary differences were approximately $453.4. A
                                                     continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


9.  Taxes on Income (continued)

determination of the amount of unrecognized deferred tax liability related to these investments is not practicable. The principal components of deferred tax provisions in 1993 include estimated litigation costs not currently deductible for tax purposes, restructuring accruals and operating accruals.
  One of the principal components of deferred tax provisions in 1992 and 1991 relates to estimated litigation costs not currently deductible for tax purposes. The principal components of deferred tax provisions, other than estimated litigation costs, in 1992 and 1991 are the excess of tax over book expenses for depreciation (1992-$4.4 and 1991-$4.7) and employee benefits (1992-$8.5 and 1991 - $19.6).
        A reconciliation between the company's effective tax rate and the U.S. federal income tax rate on earnings (loss) from continuing operations is as follows:

                                             1993       1992       1991
Federal income tax rate.........            (35.0)%     34.0%      34.0%
Immunex acquisition.............            114.8          -          -
Income subject to other than
  the federal income tax rate...            (64.2)      (1.4)      (2.6)
Net operating losses for
  which no tax benefit is
  currently available...........              7.7         .4        1.1
Other, net......................             14.6        2.4        (.4)
Effective tax rate..............          37.9%         35.4%      32.1%

There was no significant tax benefit available on the one-time charge of $383.6 resulting from the Immunex acquisition which significantly increased the 1993 effective tax rate. Other factors affecting the effective tax rate in 1993 compared to 1992 include a change in the mix of income among taxing jurisdictions and the passage of OBRA. Factors affecting the effective tax rate in 1992 compared to 1991 relate primarily to a change in the mix of income among taxing jurisdictions.


10.  Other Financial Information

Included in accounts payable and accrued expenses at December 31, 1993, and 1992, respectively, are trade payables of $377.0 and $265.8, employee benefits of $190.2 and $92.6, salaries and wages of $98.0 and $113.7, checks outstanding in excess of certain domestic cash balances of $61.2 and $66.1, and environmental related accruals of $15.0 and $10.0.
           Included in other noncurrent liabilities at December 31, 1993, and 1992, respectively, are environmental related accruals of $172.3 and $110.4, and employee benefits of $292.1 and $129.1. Also included in other noncurrent liabilities at December 31, 1993, is accrued postretirement benefit cost of $545.7.
           At December 31, 1993, the company had $700.0 of domestic short-term lines of credit available. The revolving credit facilities are divided between a $300.0 facility with a commitment period of one year and a $400.0 facility with a commitment period of three years.
           Maintenance and repairs were $109.8 in 1993, $107.1 in 1992 and $97.5 in 1991. Taxes other than income and payroll taxes were $19.6 in 1993, $22.1 in 1992 and $21.3 in 1991. Advertising was $345.0 in 1993, $363.8 in
1992 and $339.8 in 1991. Foreign exchange losses were $29.3 in 1993, $30.9 in 1992 and $25.1 in 1991.

                                continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


10.  Other Financial Information (continued)

           Cash payments during the years ended December 31, 1993, 1992 and 1991 included interest (net of amounts capitalized) of $70.6, $55.3, and $50.2 and income taxes of $133.4, $156.9 and $224.9, respectively.
           Included in consolidated earnings employed in the business at December 31, 1993, and 1992, are undistributed earnings of associated companies of $30.3 and $118.3, and non-U.S. subsidiaries of $481.8 and $592.8, respectively.
           The estimated carrying and fair values of the company's marketable securities and investments and advances as of December 31 are as follows:

                                             1993                  1992
                                      Carrying   Fair       Carrying    Fair
                                      Amount     Value      Amount      Value

Marketable securities                   $101.7    $117.6     $125.9    $145.8
Investments and advances                 307.2     405.8      171.8     276.3

Total                                   $408.9    $523.4     $297.7    $422.1


11.  Retirement Plans

The company has various pension plans covering substantially all employees in the United States and Canada and certain employees in foreign countries. Plans covering most employees provide benefits based on years of service and compensation. The company generally makes contributions to the plans at least equal to the amounts accrued for pension expense to the extent such contributions are currently deductible for tax purposes or as required by local employee benefit and tax laws.
  Total pension expense for 1993, 1992 and 1991 included the components listed in the table below. Net pension expense has not been restated for amounts related to Cytec as no detailed financial information regarding components of net periodic pension cost for Cytec was available.

                                                       1993      1992     1991
Service cost - benefits earned during the period.    $  37.6   $  34.4  $  30.3
Interest cost on projected benefit obligation....      128.9     124.7    118.1
Actual return on assets..........................     (215.3)   (187.2)  (211.9)
Net amortization and deferral....................       89.7      66.4    105.2
Net pension expense..............................    $  40.9   $  38.3  $  41.7


The table below sets forth the combined funded status of U.S. plans at November 30, 1993, and 1992, foreign plans at September 30, 1993, and 1992, and the amounts recognized in the company's consolidated balance sheets at December 31, 1993, and 1992. In connection with the spin-off of Cytec, the company retained the pension obligations and related plan assets associated with substantially all retirees of the chemicals business. Cytec assumed the pension obligations and related plan assets for active chemicals business







                                                    continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


11.  Retirement Plans (continued)

employees. The funded status table below reflects only the post spin-off obligations and related plan assets of the company at November 30, 1993.

                                                     Plans for Which           Plans for Which
                                                      Assets Exceed              Accumulated
                                                       Accumulated                Benefits
                                                        Benefits               Exceed Assets*
                                                     1993        1992            1993     1992
Actuarial present value of benefit obligations:
  Vested benefit obligation..................      $1,258.7    $1,172.9         $ 66.9  $113.1
  Accumulated benefit obligation.............      $1,293.6    $1,222.8         $ 84.6  $128.3
  Projected benefit obligation...............      $1,385.9    $1,374.6         $121.1  $163.6
Plan assets at fair value, primarily
  listed stocks and bonds....................       1,412.5     1,445.3            8.3    65.3
Projected benefit obligation (under) over
  plan assets................................         (26.6)      (70.7)         112.8    98.3
Unrecognized net loss .......................        (122.3)      (82.4)         (23.6)  (33.7)
Unrecognized prior service cost..............         (13.2)      (22.7)         (12.4)  (10.4)
Unrecognized transition asset (obligation)...          41.7        36.4          (14.9)   (3.4)
Adjustment required to recognize
  minimum liability..........................             -           -           21.5    16.9
(Prepaid) accrued pension cost
  recognized on balance sheet................      $ (120.4)   $ (139.4)        $ 83.4  $ 67.7

* Primarily foreign and non-qualified U.S. plans.

The following table sets forth the major assumptions used to determine the above information:
                                                         1993     1992    1991
Assumed discount rate............................        7.5%     8.5%    9.0%
Assumed rates for future compensation increases..        5.0%     6.0%    6.0%
Expected long-term rate of return on plan assets.        9.0%     9.0%    9.0%


For the company's U.S. employees who became employees of Cytec on January 1, 1994, Cytec assumed the accrued pension obligations and related assets under the Cyanamid Employees Retirement Plan and the related accrued pension obligations under the company's unfunded ERISA Excess and Supplemental Retirement Plans. Cytec agreed with the company to maintain a separate pension plan from which benefits solely attributable to company service will be paid (the "Past Service Retirement Plan"). The accrued benefits under the Past Service Retirement Plan will be frozen and generally will not increase based on service with Cytec. The company agreed to transfer to the Past Service Retirement Plan pension assets as determined pursuant to the Employee Retirement Income Security Act. The funded status of the Past Service Retirement Plan as of the date of the transfer is dependent on the funded status of the company's existing pension plan as well as other factors. See
Note 2 to the Consolidated Financial Statements.
  In connection with the Shell acquisition discussed in Note 3 to the Consolidated Financial Statements, the company has assumed an estimated pension liability of approximately $63.0 associated with a foreign subsidiary of Shell which is reflected within other noncurrent liabilities in the accompanying 1993 consolidated balance sheet. Final actuarial data necessary to comply with the pension disclosure requirements above was not available at year-end.
                                                        continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


12.  Postretirement Benefits

In addition to providing pension benefits, the company sponsors a defined benefit health care plan that provides medical and life insurance benefits to retirees who meet minimum age and service requirements. The plan is contributory and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the accrual of retiree benefit costs over the active service period of employees to the date of full eligibility for these benefits. It was the company's practice to recognize the cost of these benefits as claims were paid prior to 1993.
           The aggregate initial accumulated postretirement benefit obligation
(APBO), which represents that portion of future retiree medical costs related to service already provided by both active and retired employees at January
1, 1993, was $565.4, net of deferred income tax effects of $355.6, or $6.28 per share. The company elected to record this obligation, measured as of November 30, 1992, as a one-time cumulative charge to earnings. In connection with the spin-off of Cytec, Cytec assumed the postretirement benefit obligations of all current and future retirees of the chemicals business. See Note 2 to the Consolidated Financial Statements.
Consequently, the portion of the cumulative effect of this accounting change applicable to the chemicals business is reflected in discontinued operations. Accordingly, there were charges of $335.0, net of deferred income tax effects of $210.7, or $3.72 per share, to continuing operations and $230.4, net of deferred income tax effects of $144.9, or $2.56 per share, to discontinued operations.
           The effect on continuing operations of adopting this new accounting statement increased 1993 postretirement benefit expense on a pre-tax basis by approximately $21.0. Accordingly, loss from continuing operations and net loss in 1993 include approximately $13.0, or $0.14 per share, of incremental expense on an after-tax basis related to adoption of this new accounting statement. Postretirement benefit expense for 1992 and 1991 of $40.1 and $37.5, respectively, was recorded on a cash basis and has not been restated. There was no impact on cash flow as the company plans to continue to fund the obligation as the claims are paid. Total postretirement benefit expense in 1993 was $89.2 and consisted of service cost of $11.0 and interest cost of $78.2. The charge to continuing operations was $53.2 and consisted of service cost of $7.3 and interest cost of $45.9.
           During the latter part of 1993, the company approved and announced significant changes to its postretirement defined benefit health care plan. The plan changes consisted primarily of increased retiree contributions, higher annual deductibles, and changes in coordination of benefits with Medicare. Most of the changes are effective beginning February 1, 1994.
These plan changes reduced the accumulated postretirement benefit obligation measured at November 30, 1993, and will reduce future postretirement benefit expense compared to 1993.







                                                 continued
PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries


12.  Postretirement Benefits (continued)

The accrued postretirement benefit cost recognized in the company's consolidated balance sheet at December 31, 1993, includes $30.0 in accounts payable and accrued expenses and $545.7 in other noncurrent liabilities. The following table presents the plan's funded status at November 30, 1993:

Expected postretirement benefit obligation                  $523.4
Accumulated postretirement benefit obligation (APBO):
  Retirees and surviving spouses                            $337.4
  Fully eligible active plan participants                     77.8
  Other active plan participants                              45.7
Total APBO                                                   460.9
Fair value of plan assets                                      -
APBO over fair value of plan assets                          460.9
Unrecognized net gain                                         18.6
Unrecognized negative prior service cost                      96.2
Accrued postretirement benefit cost                         $575.7

Measurement of the accumulated postretirement benefit obligation was based on actuarial assumptions including a discount rate of 7.5% and an average rate of future compensation increases of 5.0% (for life insurance purposes only). The assumed rate of future increases in the per capita cost of health care benefits (health care cost trend rate) is 12.0% in 1994 decreasing evenly over 7 years to 5.0% and remaining at that level thereafter. The health care cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the health care cost trend rate by one percentage point in each year would increase the APBO at November 30, 1993, and the 1993 aggregate service and interest cost by approximately $50.9 and $5.0, respectively.

13.  Operations by Business Groups and Geographic Areas

The following commentary relates to the tables appearing on pages 21 and 22.
           The company is engaged primarily in the manufacture and sale of a highly diversified line of medical and agricultural products.
           Sales, at cost, between business groups were immaterial. Intergeographic sales are made at prices which provide reasonable and appropriate returns based upon the respective properties employed and businesses conducted, and applicable eliminations have been applied to the intergeographic transactions.
           Operating earnings consist of total net sales less operating expenses. In computing operating earnings, none of the following items have been added or deducted: general corporate expenses, interest expense, interest income and taxes on income.
           1993 operating earnings of the Medical Group and United States geographic area include a one-time, pre-tax charge of $383.6 related to the Immunex acquisition. See Note 3 to the Consolidated Financial Statements.
           In 1993, the company announced a restructuring program which is expected to be accomplished over three years. See Note 3 to the Consolidated Financial Statements. A pre-tax charge of $207.9 for these costs was reflected in the company's operating results. On a business group basis, Medical and Agricultural Group operating results include $184.4 and $19.3 of this charge, respectively. The remaining costs were included in general corporate expenses. On a geographic area basis, operating results in the United States, other western hemisphere and eastern hemisphere include $114.4, $6.7 and $82.6 of this charge, respectively.
           Identifiable assets are those assets used in the company's operations in each business group or geographic area. Corporate assets are primarily cash and cash equivalents, marketable securities, investments and advances, construction in progress, deferred tax assets and prepaid expenses. PAGE

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries

                                                               (Millions of dollars)
Business Groups                                         1993           1992           1991

Net sales
  Medical.......................................      $2,865.8       $2,893.4         $2,641.9
  Agricultural..................................       1,411.0        1,300.4          1,178.6
                                                      $4,276.8       $4,193.8         $3,820.5
Operating earnings (loss)
  Medical.......................................      $ (296.5)      $  396.3         $  389.6
  Agricultural..................................         244.9          239.4            192.9
                                                         (51.6)         635.7            582.5
General corporate expenses......................         (51.7)         (75.9)           (64.4)
Interest expense, net of interest income........          (8.9)          (7.0)            (9.8)
Earnings (loss) before taxes on income -
  continuing operations.........................      $ (112.2)      $  552.8         $  508.3

Minority interests
  Medical.......................................      $     .5       $   (7.1)        $  (11.3)
  Agricultural..................................          (9.4)          ( .5)            (5.2)
                                                      $   (8.9)      $   (7.6)        $  (16.5)
Identifiable assets
  Medical.......................................      $2,438.0       $2,199.2         $1,919.5
  Agricultural..................................       1,455.2        1,052.9          1,022.2
                                                       3,893.2        3,252.1          2,941.7
Corporate assets................................       2,164.2        1,814.4          1,746.9
Total assets....................................      $6,057.4       $5,066.5         $4,688.6

Depreciation and amortization
  Medical.......................................      $  143.0       $  124.0         $  104.1
  Agricultural..................................          66.0           64.4             59.9
  Corporate.....................................           9.8            9.7             12.7
                                                      $  218.8       $  198.1         $  176.7
Capital additions
  Medical.......................................      $  184.5       $  211.2         $  185.0
  Agricultural..................................         106.5           96.7            101.8
  Corporate.....................................          14.5            3.2             13.4
                                                      $  305.5       $  311.1         $  300.2

Notes to Consolidated Financial Statements
American Cyanamid Company and Subsidiaries

                                                               (Millions of dollars)
Geographic Areas                                         1993           1992           1991

Net sales
  United States.................................      $2,572.5       $2,445.1         $2,216.1
  Other western hemisphere......................         415.3          365.5            325.6
  Eastern hemisphere............................       1,289.0        1,383.2          1,278.8
                                                      $4,276.8       $4,193.8         $3,820.5
Intergeographic sales
  United States.................................      $  389.2       $  336.2         $  267.7
  Other western hemisphere......................          37.2           30.3             24.7
  Eastern hemisphere............................          37.2           49.7             46.3
  Eliminations..................................        (463.6)        (416.2)          (338.7)
                                                             -              -                -
Operating earnings (loss)
  United States.................................      $ (258.1)      $  313.2         $  282.7
  Other western hemisphere......................          62.1           24.6             24.8
  Eastern hemisphere............................         144.4          297.9            275.0
                                                         (51.6)         635.7            582.5
General corporate expenses......................         (51.7)         (75.9)           (64.4)
Interest expense, net of investment income......          (8.9)          (7.0)            (9.8)
Earnings before taxes on income-continuing
  operations....................................      $ (112.2)      $  552.8         $  508.3

Minority interests
  United States.................................      $    8.9       $      -         $      -
  Other western hemisphere......................             -              -                -
  Eastern hemisphere............................         (17.8)          (7.6)           (16.5)
                                                      $   (8.9)      $   (7.6)        $  (16.5)
Identifiable assets
  United States.................................      $2,240.6       $2,160.2         $1,745.6
  Other western hemisphere......................         300.8          289.0            260.4
  Eastern hemisphere............................       1,351.8          802.9            935.7
                                                       3,893.2        3,252.1          2,941.7
Corporate assets................................       2,164.2        1,814.4          1,746.9
Total assets....................................      $6,057.4       $5,066.5         $4,688.6

PAGE

Management Statement
American Cyanamid Company and Subsidiaries

Your management has prepared and is responsible for the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and necessarily include some amounts based on management's estimates and judgments. All financial information in this annual report is consistent with that in the consolidated financial statements.
   The company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions are executed in accordance with management's authorization, and that accounting records may be relied upon for the preparation of financial statements. The concept of reasonable assurance is based upon the premise that the costs of controls should not exceed the benefits derived from them. The system is monitored by a corporate staff of traveling internal auditors.
   The company's independent auditors, KPMG Peat Marwick, have audited the consolidated financial statements. Their audits were conducted in accordance with generally accepted auditing standards as indicated in their report below.
   The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting control, auditing and financial reporting matters. Both the internal auditors and the independent auditors have full and free access to the Audit Committee.

Independent Auditors' Report
American Cyanamid Company and Subsidiaries

The Board of Directors and Shareholders
American Cyanamid Company:

We have audited the accompanying consolidated balance sheets of American Cyanamid Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, earnings employed in the business, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Cyanamid Company and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.
   As discussed in Note 1 to the Consolidated Financial Statements, the company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," effective January 1, 1993.
KPMG Peat Marwick
Short Hills, NJ
February 8, 1994
PAGE

Five-Year Summary
American Cyanamid Company and Subsidiaries

                                                 (Dollars in millions except per share amounts)
Operations                                           1993      1992       1991      1990       1989
Net sales.....................................     $ 4,277   $4,194     $3,821    $3,380     $3,014
Manufacturing cost of sales...................       1,633    1,568      1,473     1,336      1,134
Selling, advertising, administrative and
  general.....................................       1,607    1,560      1,383     1,211      1,059
Research and development......................         596      531        456       420        354
Acquired in-process research and development..         384        -          -         -          -
Restructuring.................................         208        -          -         -          -
Interest and other income, net................         101       77         53        52         79
Interest expense..............................          62       59         54        88        148
Taxes on income...............................          43      196        163       120        150
Earnings (loss) before minority interests.....        (155)     357        345       257        248
Earnings (loss) from continuing operations....        (164)     350        329       240        232
Earnings (loss) from discontinued operations..        (622)      45         30       113         60
Cumulative effect of accounting changes.......        (333)       -          -         -          -
Net earnings (loss)...........................      (1,119)     395        359       353        292
Per share of common stock:
  Earnings (loss) from continuing operations..       (1.82)    3.85       3.53      2.52       2.48
  Earnings (loss) from discontinued operations       (6.92)     .50        .32      1.19        .64
  Cumulative effect of accounting changes.....       (3.70)       -          -         -          -
  Net earnings (loss).........................      (12.44)    4.35       3.85      3.71       3.12
  Cash dividends..............................      1.7250   1.6125     1.4625      1.35     1.3125
Average number of shares of common stock
  outstanding (used in calculating earnings
  per share)..................................        89.9     90.8       93.2      95.1       93.7

Other Data

Capital additions.............................     $   306   $  311     $  300    $  298     $  296
Current assets................................       3,086    2,209      1,996     2,139      2,118
Current liabilities...........................       2,730    1,370      1,202     1,315      1,571
Working capital...............................         356      839        794       824        547
Plants, equipment and facilities..............       3,106    2,710      2,509     2,337      2,102
Net plant investment..........................       1,770    1,563      1,450     1,338      1,188
Total assets..................................       6,057    5,067      4,689     4,729      4,687
Funded debt...................................         344      408        380       386        457
Shareholders' equity..........................       1,367    2,721      2,604     2,563      2,321



See accompanying Notes to Consolidated Financial Statements, in particular, Notes 2, 3, 9 and 12.

Discussion and Analysis of Financial Condition and Results of Operations American Cyanamid Company and Subsidiaries

Financial Condition

Liquidity of a company may be measured by its liquid asset position, its ability to generate funds from operations and its ability to arrange external financing.
           At December 31, 1993, the company had available for its operations approximately $528 million in cash and cash equivalents, marketable securities and time deposits. This source of liquidity, combined with other assets convertible to cash over a relatively short period of time, provides the company with the capability to satisfy normal cash requirements from its own resources. Net cash flows from operating activities of continuing operations in 1993 totaled about $834 million. This amount, combined with existing cash and cash equivalents and increased short-term borrowings, provided the company with adequate resources for the Immunex and Shell acquisitions, capital expenditures of approximately $306 million, dividend payments to shareholders of approximately $155 million and other cash requirements.
           In addition to the cash flows from operating activities and liquid assets discussed above, the company has approximately $700 million in unutilized lines of credit in the United States at December 31, 1993. These lines are available to satisfy cash requirements, should such a need arise, or to support commercial paper borrowings, and are supplemented by a variety of other credit facilities maintained by foreign subsidiaries.
           At December 31, 1993, aggregate debt financing was approximately $960 million, equal to 39% of total debt and equity including minority interests and is comprised of short-term borrowings of approximately $433 million and funded debt, including the portion due within one year, of approximately $527 million. At December 31, 1992, aggregate debt financing was approximately $674 million, equal to 20% of total debt and equity including minority interests. The company increased its level of debt financing from December 31, 1992, in order to meet working capital requirements. The increase in the level of aggregate debt financing as a percentage of total debt and equity including minority interests is due primarily to the reduction in equity caused by the one-time, after-tax charges related to discontinued operations, the Immunex acquisition and the restructuring program, and accounting changes as discussed in Notes 2, 3, 9 and 12 to the Consolidated Financial Statements, respectively, and the increased level of aggregate debt financing.
           The company believes it is capable of raising substantial amounts of short-term and long-term debt in the United States and other financial markets, if necessary. Based on projected internal cash generation, current levels of liquid assets and the credit capacity to support additional financing, the company expects to continue to be able to competitively finance operating cash requirements and planned capital expenditures for 1994, including the amount already committed at December 31, 1993, of approximately $125 million. All planned capital expenditures are intended either to provide necessary capacity, to improve the efficiency of production units, to modernize or replace older facilities, or to install equipment required for protection of the environment.
           The company considers its December 31, 1993, financial condition and anticipated 1994 cash flows from operating activities to be of the most significance in assessing its liquidity. Importance also can be attached to prior years' data which evidence an ability to maintain liquidity over a period of time. Data for 1992 and 1991 corresponding to the 1993 data discussed above are readily obtainable from the consolidated financial information included in this annual report.

All brand names appearing in bold capital letters are trademarks, registered trademarks or service marks owned by or licensed to the company.

Discussion and Analysis of Financial Condition and Results of Operations
             American Cyanamid Company and Subsidiaries


Results of Operations

Government health care proposals - The Clinton administration and several members of Congress have proposed various initiatives which may have a significant impact on the health care industry. These initiatives consist primarily of various forms of government mandated managed health care. They include creation of health care alliances, federally mandated spending restrictions, creation of a Medicare rebate program covering prescription drugs, and various tax-law changes. The company cannot predict the outcome of these proposals at this time or the impact on the company's future results of operations.

Recently enacted legislation - The Omnibus Budget Reconciliation Act of 1993
(OBRA), signed into law on August 10, 1993, included provisions that are expected to have an adverse effect on the sales and earnings of the biologicals (vaccines) business beginning in the fourth quarter of 1994. It also included provisions which reduced the federal income tax benefits related to manufacturing activities in Puerto Rico. The reduction in these Puerto Rico tax benefits will have an unfavorable impact on the company's future results of operations. Other sections of OBRA contained provisions which will, to a lesser extent, have a favorable impact on the company's future results of operations.

Restructuring program - During 1993, the company announced that it had begun a global, companywide restructuring program, which is expected to be accomplished over three years. The restructuring includes a reduction in the company's workforce, primarily in the medical business, and other cost-cutting measures designed to meet increasingly competitive market conditions and government health care reform efforts in the United States and Europe. A charge of $207.9 million for these costs was reflected in the company's operating results for the fourth quarter.
           The company anticipates that efficencies related to the restructuring will be phased in over the next several years. The annual benefit of the efficiencies, when realized, is estimated to be approximately $100 million on an after-tax basis.

Net sales in 1993 were $4.28 billion, up 2% from $4.l9 billion in 1992. Net sales in 1992 were restated to exclude the sales of the spun-off chemicals business. See Note 2 to the Consolidated Financial Statements for information related to discontinued operations. The loss from continuing operations in 1993 was $163.7 million, or $1.82 per share, compared to restated earnings of $349.6 million, or $3.85 per share, in 1992. The loss from continuing operations in 1993 includes one-time, after-tax charges of $378.4 million, or $4.21 per share, related to the Immunex acquisition and $133.4 million, or $1.48 per share, related to the restructuring. See Note 3 to the Consolidated Financial Statements. The net loss for 1993 was $1.12
billion compared to net earnings of $395.1 million in 1992.   The net loss in
1993 was $12.44 per share compared to earnings of $4.35 per share in 1992. The net loss in 1993 includes a $622.2 million, or $6.92 per share, loss from discontinued operations, the one-time, after-tax charges related to the Immunex acquisition and the restructuring program, and a $332.6 million, or $3.70 per share, after-tax charge for the cumulative effect of accounting changes. See Notes 2, 3, 9 and 12, respectively, to the Consolidated Financial Statements.
           The increase in 1993 sales was attributable to the Agricultural Group which also reported higher operating results. Medical Group sales and operating results were lower compared to 1992. Worldwide sales of the Agricultural Group increased in 1993 compared to a year ago with continuing sales growth of the imidazolinone herbicides, in particular PURSUIT herbicide, leading the
                                                          continued
PAGE

Discussion and Analysis of Financial Condition and Results of Operations
              American Cyanamid Company and Subsidiaries

Results of Operations (continued)

sales performance. Agricultural Group operating earnings increased in 1993 versus last year due primarily to the impact of higher worldwide sales.
Sales of the Medical Group decreased in 1993 compared to last year despite increased worldwide sales of biologicals and ophthalmic products and higher
domestic sales of consumer health products.   The decrease was due
principally to lower worldwide sales of ethical pharmaceuticals. Major factors affecting sales included a strong U.S. dollar and its effect on the translation of foreign sales, lower domestic sales of PROSTEP transdermal nicotine patch in a greatly reduced smoking cessation market compared to large introductory sales last year, and lower customer inventory levels. Exclusive of the one-time, pre-tax charges related to the Immunex acquisition and the restructuring program, Medical Group operating earnings declined in 1993 versus 1992. The decrease was due principally to the strengthening of the U.S. dollar against major European currencies as well as the effects of increased competition and the company's commitment to restrain price increases. Although international sales volume increased in 1993, the company's international businesses experienced decreased sales compared to 1992 due primarily to the strengthening of the U.S. dollar against major European currencies which reduced reported sales in 1993 by approximately 3.5%.

Restated net sales in 1992 were $4.19 billion, up 10% from the restated $3.82 billion in 1991. Restated earnings from continuing operations in 1992 were $349.6 million, 6% higher than the restated $328.8 million in 1991. Restated earnings from continuing operations per share increased 9% to $3.85 per share versus the restated $3.53 per share in 1991. Net earnings in 1992 were $395.1 million, 10% higher than the $358.8 million achieved in 1991. Net earnings per share in 1992 increased 13% to $4.35 per share versus $3.85 per share in 1991.
           The increases in earnings from continuing operations and net earnings in 1992 were attributable, in large part, to increased sales and higher operating results of the Agricultural Group. Medical Group sales and operating results were also higher compared to 1991. The record sales and operating results of the Agricultural Group were due mainly to the continuing sales growth of the imidazolinone herbicides, in particular, PURSUIT herbicide. Higher sales of the Medical Group in 1992 were the result of increased sales of all major product lines, most notably in the ethical and generic pharmaceuticals and medical devices areas. The Medical Group's operating results were higher than in 1991 but were affected by continued generic competition, promotional costs associated with new product launches, costs related to the expansion of the company's pharmaceutical sales force in early 1992 and higher research and development expenditures. During 1992, the company's international businesses experienced increased sales compared to 1991. The effect of translation of foreign subsidiary sales in 1992 compared to 1991 was immaterial.

Interest and other income, net in 1993 and 1992 includes income from the sale of land by an overseas subsidiary reported on an installment basis. The sale had no material impact on the company's net earnings or earnings per share in 1992 because of significant local taxes on the transaction. 1993 also includes a one-time credit from a co-marketing agreement related to the launch of a new cardiovascular product.

Research and development expenditures have continued to increase each year as part of the company's commitment to provide new products and technologies in growth business areas.
                                                                continued

Discussion and Analysis of Financial Condition and Results of Operations
              American Cyanamid Company and Subsidiaries

Results of Operations (continued)

Foreign exchange losses impacted earnings by $29.3 million in 1993, $30.9 million in 1992 and $25.1 million in 1991. The losses were generated primarily by operations in countries with hyperinflationary economies, principally in Latin America.
           Translation of foreign subsidiary operating statements at reduced foreign currency exchange rates resulting from a strengthening U.S. dollar had an unfavorable effect on consolidated revenues and earnings in 1993 compared to 1992. The effect of translation in 1992 compared to 1991 was not significant.

The impact of inflation on the company's results of operations is considered insignificant as the rate of inflation has remained relatively low in recent years.

Taxes on income as a percent of earnings (loss) from continuing operations were 37.9% in 1993, 35.4% in 1992, and 32.1% in 1991. Taxes on income and related effective tax rates are discussed further in Note 9 to the Consolidated Financial Statements.
           Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes." It requires an asset and liability approach for financial accounting and reporting for deferred income taxes. The aggregate cumulative effect of this accounting change was a one-time gain of $13.0, or $.14 per share. Prior year financial statements have not been
restated to apply the provisions of SFAS No. 109.   In conjunction with the
spin-off of Cytec, the portion of the cumulative effect of this accounting change applicable to the chemicals business is reflected in discontinued operations. Accordingly, there were gains of $2.4, or $.02 per share, to continuing operations and $10.6, or $.12 per share, to discontinued operations.
           The 1993 provision for income taxes attributable to continuing operations includes a benefit of approximately $16.1, or $.18 per share, related to the change in tax laws and rates included in the Omnibus Budget Reconciliation Act of 1993 (OBRA) signed into law on August 10, 1993. This benefit is due primarily to the remeasuring of the company's domestic net deferred tax assets in accordance with SFAS No. 109 to reflect an increase in the statutory tax rate.
           Factors affecting the effective tax rate in 1993 compared to 1992 include the one-time charge related to the Immunex acquisition, a change in mix of income among taxing jurisdictions and the passage of OBRA. See Note 9 to the Consolidated Financial Statements.

Postretirement benefits other than pensions - Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires the accrual of retiree benefit costs over the active service period of employees to the date of full eligibility for these benefits. The initial accumulated postretirement benefit obligation at January 1, 1993, was $565.4, net of deferred income tax effects of $355.6, or $6.28 per share. The company elected to record this obligation, measured as of November 30, 1992, as a one-time cumulative charge to earnings. In conjunction with the spin-off of Cytec, the portion of the cumulative effect of this accounting change applicable to the chemicals business is reflected in discontinued operations. Accordingly, there were charges of $335.0, net of deferred income tax effects of $210.7, or $3.72 per share, to continuing operations and $230.4, net of deferred income tax effects of $144.9, or $2.56 per share, to discontinued operations.
                                                               continued

Discussion and Analysis of Financial Condition and Results of Operations
              American Cyanamid Company and Subsidiaries


Results of Operations (continued)

The effect on continuing operations of adopting this new accounting statement increased 1993 net postretirement benefit expense on a pre-tax basis by approximately $21.0. Accordingly, loss from continuing operations in 1993 includes approximately $13.0, or $.14 per share, of incremental expense on an after-tax basis related to the adoption of this new accounting statement. Postretirement benefit expense for 1992 and 1991, which was recorded on a cash basis, has not been restated. There was no impact on cash flow as the company plans to continue to fund the obligation as the claims are paid.

Investments - In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for fiscal years beginning after December 15, 1993. This Standard is not expected to have a significant effect on the company's consolidated results of operations but is expected to have a favorable effect on the company's financial position.

Postemployment benefits - In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 15, 1993. This Standard is not expected to have a significant effect on either the consolidated results of operations or financial position of the company.

Business groups' sales and operating earnings, along with certain other financial data, are set forth in Note 13 to the Consolidated Financial Statements and are discussed below.

Medical Group sales decreased in 1993 compared to last year despite increased worldwide sales of biologicals and ophthalmic products and higher domestic sales of consumer health products. The decrease was due principally to lower worldwide sales of ethical pharmaceuticals and wound management products. Major factors affecting sales included the strengthening of the U.S. dollar against major European currencies and its effect on the translation of foreign sales, substantially lower domestic sales of PROSTEP transdermal nicotine patch in a greatly reduced smoking cessation market compared to large introductory sales during last year and lower customer inventory levels. Worldwide sales of the antibiotic MINOCIN minocycline and domestic sales of the diuretic MAXZIDE triamterene/hydrochlorothiazide declined in 1993 due to continued generic erosion of these off-patent brands. Worldwide sales of Davis & Geck wound management products were lower due primarily to lower customer inventory levels. Increased international sales of HIBTITER Haemophilus b conjugate vaccine during 1993 were offset by decreased domestic sales of HIBTITER. Domestic sales of TRI-IMMUNOL diphtheria, tetanus, and pertussis vaccine also decreased in 1993 compared to last year. Domestic sales of HIBITITER and TRI-IMMUNOL decreased due primarily to large introductory domestic sales of TETRAMUNE, a childhood combination vaccine of
HIBITITER and TRI-IMMUNOL.   Domestic sales of CENTRUM and CENTRUM SILVER
multivitamin/multimineral supplements and worldwide sales of Storz ophthalmic products increased in 1993 versus a year ago.
           Exclusive of the one-time, pre-tax charges related to the Immunex acquisition and the restructuring program, Medical Group operating earnings declined in 1993 versus 1992. The decrease was due principally to the strenghtening of the U.S. dollar against major European currencies as well as the effects of increased competition and the company's commitment to restrain price increases. In addition, operating earnings were negatively impacted by a shift in the product mix towards lower margin products. Management expects most of these factors to continue to influence Medical Group operating earnings in 1994.
                                                             continued
PAGE

Discussion and Analysis of Financial Condition and Results of Operations
              American Cyanamid Company and Subsidiaries


Results of Operations (continued)

Medical Group sales were higher in 1992 compared with those reported in 1991. The 1992 results include higher worldwide sales of all major product lines including biologicals, ethical and generic pharmaceuticals and medical devices. Ethical pharmaceuticals led the sales performance in domestic markets with higher sales of the cardiovascular agent VERELAN verapamil and the antibiotic SUPRAX cefixime. Introductory sales of Lederle's PROSTEP transdermal nicotine patch also contributed to the sales growth in the ethical pharmaceuticals area. Although generic competition continues to adversely affect domestic sales of the antibiotic MINOCIN minocycline, sales growth in key international markets substantially offset the decline in 1992. In both domestic and international markets, the anticancer agents NOVANTRONE mitoxantrone and leucovorin calcium registered sales gains over 1991. In the biologicals area, lower domestic sales of HIBTITER Haemophilus b conjugate vaccine compared to high new indication sales a year earlier were substantially offset by introductory international sales in 1992. Although consumer health products benefited from increased worldwide sales of CENTRUM multivitamins and higher domestic sales of CENTRUM SILVER multivitamins, sales of DYNATRIM diet meal replacement declined significantly. Worldwide sales increased in all three medical device businesses, Davis & Geck wound management products, Storz ophthalmic products and Acufex orthopaedic devices. Contributing to the sales performance were higher international sales of DEXON II absorbable braided sutures and increased worldwide sales of ophthalmic equipment and orthopaedic devices.

While the Medical Group's operating earnings were higher in 1992 than 1991, some factors affecting the operating results included continued generic competition, promotional costs associated with several new product launches, costs associated with the expansion of the company's pharmaceutical sales force in early 1992 and higher research and development expenditures.

Agricultural Group worldwide sales increased in 1993 compared to a year ago led by higher worldwide sales of crop protection chemicals. Increased worldwide sales of PURSUIT herbicide led the crop protection chemicals sales
performance.   Higher domestic sales of SCEPTER and SQUADRON herbicides were partially offset by lower worldwide sales of PROWL herbicide, marketed as STOMP in international markets. Sales of the Group's animal health and nutrition products were about even in 1993 versus a year ago. Increased international sales of CYDECTIN moxidectin endectocide were offset by lower domestic sales of AUREOMYCIN chlortetracycline antibiotic feed supplement and decreased international sales of CYGRO anticoccidial. Agricultural Group operating earnings increased in 1993 despite a one-time, pre-tax charge associated with the restructuring. This increase was due mainly to the impact of higher worldwide sales, primarily crop protection chemicals. The acquisition of certain crop protection businesses from the Shell Petroleum Company Limited at the end of 1993 had no impact on Agricultural Group sales, but is expected to have a significant effect on future sales.
           Agricultural Group sales and operating earnings in 1992 increased significantly over 1991 to record levels. Worldwide sales of crop protection chemicals and animal health and nutrition products increased in 1992 over the previous year. Sales and operating earnings of the Group were higher in 1992 due primarily to increased sales of PURSUIT herbicide, which led the crop protection chemicals sales performance. International sales of SCEPTER herbicide and domestic sales of COUNTER soil insecticide and PURSUIT Plus herbicide also experienced gains over 1991. The increase in international sales of SCEPTER was primarily concentrated in the Latin American markets continued

Discussion and Analysis of Financial Condition and Results of Operations
              American Cyanamid Company and Subsidiaries


Results of Operations (continued)

which suffered in 1991 from depressed economic conditions. Increased domestic sales of PROWL herbicide, marketed as STOMP in international markets, were offset by lower international sales as a result of poor weather conditions in several major European markets during the growing season. Increased worldwide sales of the family of AUREOMYCIN chlortetracycline antibiotic feed supplements led the sales performance of animal health and nutrition products. International sales of AVOTAN avoparcin and CYGRO coccidiostat also registered gains.